SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. Grant Thornton LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2006 and 2005.

Financial statements and report of independent registered public accounting firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2006 and 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note B1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
June 27, 2007

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2006	2005

Investments
Investments, at fair value	$55,580,989	$50,897,376
Loans to participants	1,270,017	1,341,471
Total investments	56,851,006	52,238,847

Contributions receivable
Participant	41,752	45,670
Company	16,207	15,214

Total receivables	57,959	60,884

Corrective distribution payable	-	(19,952)

Net assets available for benefits at fair value	56,908,965	52,279,779

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	13,229	3,247

Net assets available for benefits	$56,922,194	$52,283,026

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2006	2005
Additions
Investment income
Net realized and unrealized appreciation in fair value of investments	$2,548,455	$968,217
Interest	$90,352	$90,648
Dividends	3,591,375	2,077,870

Total investment income	6,230,182	3,136,735

Contributions
Participant	2,331,356	2,364,110
Company	2,596,347	2,571,096
Rollover	189,094	83,176

Total contributions	5,116,797	5,018,382

Total additions	11,346,979	8,155,117

Deductions
Distributions to participants or beneficiaries	(6,612,167)	(5,379,959)
Investment management fees	(95,644)	(98,160)
Corrective distributions	-	(19,952)

Total deductions	(6,707,811)	(5,498,071)

Net increase	4,639,168	2,657,046

Assets available for benefits:
Beginning of year	52,283,026	49,625,980

End of year	$56,922,194	$52,283,026

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.    General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.    Participation

The following business units of the Company participate in the Plan:

●	Johnson Outdoors Headquarters
●	Johnson Outdoors Mankato Operations
●	Johnson Outdoors Binghamton Operations
●	Johnson Outdoors Eufaula Operations
●	Johnson Outdoors U.S. Diving Operations
●	Johnson Outdoors Old Town Canoe
●	Johnson Outdoors Ocean Kayak
●	Johnson Outdoors Watercraft Sports & Leisure

The Plan allows all regular full-time employees, as defined by the employer, to participate in the Plan on the first day of employment with one of the above-named business units. An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service during which the employee completes 1,000 or more hours of service.

3.    Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature. The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes. The retirement contributions made by the respective business units are discretionary. Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

3.    Contributions - continued

Pursuant to the savings feature, eligible participants may make voluntary pretax and after-tax contributions of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

In addition, the Company may make a deferred profit sharing contribution to the Plan to be allocated to the accounts of eligible participants. The amount of such profit sharing contributions, if any, is at the discretion of the Board of Directors. The Company made approximately $1.7 million of discretionary contributions in both 2006 and 2005. The Company's matching contribution is equal to 50% of the first 6% of a participant's compensation contributed by the participant to the Plan.

4.    Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the respective business unit’s discretionary contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5.    Vesting

Participant contributions, Company matching contributions, discretionary contributions and investment earnings thereon are 100% vested at all times.

6.    Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account. Upon death, the account balance will be paid to the participant’s beneficiary or estate.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

7.    Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee (9.25% as of December 31, 2006). Principal and interest are paid through payroll deductions. The outstanding balance of any loan may be prepaid at any time without penalty. Outstanding loans are considered past due after 30 days.

8.    Investment Options

During 2006 and 2005, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Index
Pimco II Total Return Fund
American Balanced Fund R5
Dreyfus Premier Emerging Markets Fund
Fidelity Advisor Equity Growth Fund
Washington Mutual Investors Fund R5
Capital World Growth & Income Fund R5
Oppenheimer Real Asset Fund
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Putnam Stable Value Fund
Johnson Outdoors Inc. Class A common stock

In 2006, the Washington Mutual Investors Fund R5 was replaced with the Vanguard Windsor Fund. Also in 2006, the name of the Oppenheimer Real Asset Fund was changed to Oppenheimer Commodity Strategic Total Return.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors, Inc. Class A common stock fund.

9.    Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The business units may also terminate discretionary contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-response investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust. As of December 31, 2006, the Plan adopted the FSP and, accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The FSP was adopted retroactively to the prior period presented on the Statement of of Net Assets Available for Benefits as of December 31, 2005.

2.    Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. The plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

3.    Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan. Effective in 2005, participants are now required to pay a quarterly $18.75 administrative fee. Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4.    Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

5.	Reclassifications

Certain amounts have been reclassified in the 2005 financial statements to be consistent with the 2006 financial statement presentation.

NOTE C - INVESTMENTS

The following investments represent 5% or more of the Plan’s assets available for benefits as of December 31:

Description	2006

PIMCO II Total Return Fund	$3,962,032
American Balanced Fund R5	3,485,641
Fidelity Advisor Equity Growth Fund	6,231,220
Capital World Growth & Income Fund R5	7,090,876
T. Rowe Price Small Cap Fund	6,098,445
Putnam Stable Value Fund	10,390,686	*
Vanguard Total Stock Index	3,021,051
Vanguard Windsor Fund	6,991,810
Dreyfus Premier Emerging Markets Fund	3,375,114
William Blair International Growth Fund	3,260,818

*Amount represents contract value (fair value is $10,377,457).

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE C - INVESTMENTS - Continued

Description	2005

Capital World Growth & Income Fund R5	$6,120,324
T. Rowe Price Small Cap Fund	5,421,397
Washington Mutual Investors Stock Fund R5	6,475,977
American Balanced Fund R5	3,561,278
PIMCO II Total Return Fund	3,631,855
Fidelity Advisor Equity Growth Fund	6,362,333
Putnam Stable Value Fund	11,410,640	*

*Amount represents contract value (fair value is $11,407,393).

As of December 31, 2006 and 2005, the Plan’s investments included approximately 45,711 and 49,222 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2006 and 2005, the Plan’s investments appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$2,471,348	$1,147,605
Johnson Outdoors Inc. Class A common stock	77,107	(179,388)

	$2,548,455	$968,217

All investments are participant directed.

NOTE D - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has elected to add certain features to the Plan and has submitted these elections to the IRS for approval. The Plan’s tax counsel believes the Plan is operating in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer ("Trustee") and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

NOTE F - RISK AND UNCERTAINTIES

The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits per the financial statements	$56,922,194
Less: Adjustment from contract value to fair value	13,229
Net assets available for benefits per the Form 5500	$56,908,965

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2006 to Form 5500:

Investment income per the financial statements	$6,230,182
Less: Adjustment from contract value to fair value	13,229
Investment income per the Form 5500	$6,216,953

SUPPLEMENTAL SCHEDULE

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Identity of issue, borrower, lessor or similar party	Number of shares/units	Current fair value

Vanguard Total Stock Index	88,620	$3,021,051
Vanguard Windsor Fund	111,158	6,991,810
Pimco II Total Return Fund	401,422	3,962,032
American Balanced Fund R5	183,166	3,485,641
Dreyfus Premier Emerging Markets Fund	160,034	3,375,114
Fidelity Advisor Equity Growth Fund	115,158	6,231,220
Capital World Growth & Income Fund R5	169,112	7,090,876
Oppenheimer Commodity Strategic Total Return	128,513	837,907
T. Rowe Price Small Cap Stock Fund	178,161	6,098,445
William Blair International Growth Fund	117,719	3,260,818
Johnson Outdoors Inc. Class A common stock*	45,711	848,618
Putnam Stable Value Fund *	10,390,686	10,377,457

Loans to participants, interest rates ranging from 5% to 9.25%*		1,270,017

Total investments		$56,851,006

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 27th day of June, 2007.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: /s/ Richard Fiegel
       Richard Fiegel

By: /s/ David Marquette
       David Marquette

By: /s/ Sara Vidian
       Sara Vidian

By: /s/ David W. Johnson
       David W. Johnson

By: /s/ W. Floyd Wilkinson
       W. Floyd Wilkinson

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of Grant Thornton LLP